March 8, 2013

VIA EDGAR

Mr. Mark Rakip

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0305

Re:	The Marcus Corporation

Form 10-K for the fiscal year ended May 31, 2012

Filed August 14, 2012

File No. 1-12604

Dear Mr. Rakip:

The Marcus Corporation (the “Company”) is in receipt of your letter, dated March 5, 2013, regarding the Company’s Form 10-K for the fiscal year ended May 31, 2012. This letter confirms that, pursuant your telephone conversation with Spencer T. Moats of Foley & Larder LLP on March 8, 2013, the Company has requested, and you have agreed to, an extension to the deadline for the Company’s response to your letter of an additional ten business days. After giving effect to this extension, the deadline for the Company’s response to your letter is April 2, 2013.

Thank you for your assistance. If you have any additional questions or comments, you may reach me at (414) 905-1000.

Sincerely,

/s/ Douglas A. Neis

Douglas A. Neis

Chief Financial Officer and Treasurer

The Marcus Corporation